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Writer's email: kstein@nevadafirm.com

October 7, 2015

United States Securities and Exchange Commission 100 F Street, NE Washington DC 20549 Attn: Elizabeth C. Walsh

RE:	Capital Art, Inc. Form 10-12G Filed February 10, 2015 File No. 000-55370

Dear Ms. Walsh:

Please allow this letter to be considered our formal response to your questions and comments outlined in your March 11, 2015 letter. As stated in our May 19, 2015 letter, we confirmed our intention to file an amendment to the original Form 10-12G (“Original Filing”) to address questions and comments outlined in your March 11, 2015 letter. We hired a new accounting firm and new counsel that resulted in an expected delay. The Amendment to the Form 10-12G was on October 2, 2015. Upon filing, I received a call from Adam in the accounting office, requesting a formal response to your March 11, 2015 letter to address each comment, and either direct you to where in the Amendment filed on October 2, 2015 (“Amendment”) such items are addressed, and if not addressed to explain why and/or provide a response.

With that said, we will address each comment in order:

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. Please note we will continue to review your filing until all of our comments have been addressed.

Response: Unfortunately, due to changes in counsel and auditors your comments were not addressed prior to the 60 days from the file date, and as such, the filing went effective. However, the company did not trade or have any material changes during this time until they could file the Amendment. And again, as advised, we were working to address your comments during this time.

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United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Item 1. Business

Company Overview, page 3

2. Please disclose whether the Company’s photographic assets are insured. If the assets are not insured please add a risk factor discussing any associated risks.

Response: Yes, the Company’s assets are insured, see Amendment Item 1 under Company’s Business, page 2.

Frank Worth Collection and Daniel Furon Collection Purchase Agreement, page 4

3. Please state the aggregate number of shares that were issued to Birchley pursuant to the Worth and Furon Purchase Agreement and the February 28, 2013 amendment thereto. In this regard, we note your disclosure that Birchley originally agreed to receive 1,000,000 shares of your common stock in consideration for the Frank Worth Collection and Daniel Furon Collection, 600,000 shares in connection with the exchange of title to the Collections, and an additional 400,000 shares in connection with the February 28, 2013 amendment.

Response: As stated in the Original Filing, there were two transactions. The first was on December 21, 2011. The Company entered into an agreement (the “Worth and Furon Purchase Agreement”) with International Images and Birchley Limited, a UK company (“Birchley”) wherein 600,000 shares of common stock in the Company were issued to Birchley. See EX-10.07 15 of the Original Filing. Subsequently on February 28, 2013, the Company and Birchley entered into a deed of variation and the Company issued an additional 400,000 shares of common stock to Birchley. See EX-10.08 16 of the Original Filing. Thus, as stated, the total number of aggregate shares issued to Birchley was 1,000,000 shares.

In addition, please note, based on the reclassification of the Company’s financials due to the reverse merger, this transaction is no longer material and thus was deleted from the Amendment.

Sales and Distribution, page 5

4. We note your disclosure that you sell your photographs through third-party galleries, art consultants, daily deal sites and interior decorators. In this section, and in appropriate places throughout the document, please disclose the existence of any contractual relationships with these intermediaries, as well as the material terms of any such contracts. Please also file any material contracts as exhibits to your registration statement. Please see Item 601(b)(10) of Regulation S-K.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Response: As noted under the Amendment in item 1 under Sales and Distribution, page 2, while the Company sells its photographic images and reproductions through third-party galleries, art consultants, interior decorators and directly to consumers, and through third party on-line retailers, for the twelve months ended December 31, 2014, sales through on-line retailer’s sales accounted for 94% of total revenues. The Company is continuing to pursue contracts to diversify revenues, however, there are a limited number of interior decorators, galleries and charity partners, and while the Company is actively pursuing such contracts, its success will depend upon its ability to obtain such contracts for sales and also upon its ability to acquire a larger depository. Thus, there are currently no material contracts with intermediaries.

See also Item 1A risk factors, under subheading: Our business can become substantially dependent upon a small number of customers, page 3 of the Amendment, and Item 2, Financial Information, under Revenues, page 5 of the Amendment, for a further discussion of sales.

Intellectual Property, page 6

5. We note your disclosure that you obtained some of the images in your collection through reproduction or licensing agreements. Please explain whether you are required to split sales proceeds on such images with the holders of the associated intellectual property rights, and revise your disclosure accordingly.

Response: As noted under the Amendment in Item 1 under Company’s Business, page 2, the Company intends to become the largest repository of archival pop culture photography in the online world. To this end, the Company has been and continues to search for photographic archives. The market is unknown and has not been tested, making this business similar to a start-up business. These archives may be purchased outright or the Company may enter into reproduction or licensing agreements with the owners of the archives. These opportunities are typically (1) photographers who are looking to monetize their archives, or (2) media companies that are either seeking to dispose of the archive or seeking a method to derive revenues from the archive. These opportunities exist both in the United States and abroad and the Company continues to search for value wherever it may be geographically located. However, the Company’s ability to acquire such depository is dependent on its ability to raise additional capital in order to have funds to make such acquisitions. As part of this initiative, on July 22, 2015, the Company acquired substantially all of the assets of Globe Photo. See also Item 2, Financial Information, under Revenues, page 5 of the Amendment.

Moreover, as noted under the Amendment in item 1 under Intellectual Property, page 2, a small percentage of the images in the Company’s collection are obtained through reproduction or licensing agreements, wherein the Company pays a royalty based on the percentage of revenues we receive from the use of the licensed images. As such, currently such agreements are limited and not material.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Item 1A. Risk Factors

Risks related to our Business and our Industry, page 6

6. Please add a risk factor discussing the risks associated with a dependence upon a small number of customers. In this regard, we note the reference to “significant financial risk” associated with such dependence and that one customer comprised 17.9% of total revenues. Please refer to Item 503(c) of Regulation S-K.

Response: See Item 1A risk factors, under subheading: Our business can become substantially dependent upon a small number of customers, page 3 of the Amendment.

7. Please include appropriate risk factor disclosure regarding the online nature of your business, with particular attention to cyber-security issues.

Response: See Item 1A risk factors, under subheading: Our growth strategy requires us to expand our website which can expose us to data security breaches or service disruptions, page 3 of the Amendment.

Risks Related to Our Common Stock

If the Company fails to maintain an effective system of internal controls . . ., page 8

8. Please provide further details regarding areas of your internal controls that “need improvement,” as well as the associated changes being made to your internal controls.

Response: See Item 1A risk factors, Updated/Additional Risks Related to Our Common Stock, page 3 of the Amendment, wherein it states the Company has been assessing its internal controls to identify areas that need improvement, and as part of this process has retained new outside auditors, outside securities counsel, and is in the process of restructuring management, all with emphasis on improving financial reporting and accounting procedures. As the Company starts to report and operate as a reporting company, new procedures have become and will continue to be implemented to ensure compliance, and as part of such procedures, the Company will continue to assess its internal controls.

Certain of our stockholders can exercise significant influence…, page 10

9. Please revise this risk factor to disclose that one shareholder, Movie Star News, LLC owns approximately 82% of your common stock and will exercise control over corporate matters.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Response: See Item 1A risk factors, Updated/Additional Risks Related to Our Common Stock, page 3 of the Amendment under subheading “Certain of our stockholders can exercise significant influence over our business and affairs,” which states:

As a result of the reverse merger, MSN holds approximately 82% of the common stock of the Company, and as a result, has significant influence and control over the Company, including the election of directors and the approval of business combinations. The substantial percentage of our common stock held by MSN could also make a significant stake in the Company a less attractive acquisition candidate or have the effect of delaying or discovering a third party from acquiring or otherwise affecting the market for the Company’s shares. In addition to ownership of common stock, certain members of MSN have management and/or director roles within our company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 11

10. We note your disclosure on page 12 that, in the twelve months ended December 31, 2013, you earned $0 in the other revenue category, including but not limited to revenue from royalties paid to you for publication rights. However, we also note your disclosure on page 14 that, for each of the three and nine months ended September 30, 2013, you earned $1,146 and $5,464 in the other revenue category, respectively. Please clarify or revise your disclosure, as appropriate.

Response: Based on the reclassification of the financial statements due to the reverse merger, and the change in accounting firms, the year-end financials for December 31, 2013 have been restated, and as such the revenue disclosures have been amended and clarified.

11. Please clarify the meaning of “registered or unregistered” intellectual property rights. Please also revise your disclosure, including but not limited to your risk factors section, as appropriate, to disclose any risks associated with unregistered intellectual property rights.

Response: We believe that this was referring to common law trademarks and unregistered copyrights, which do not necessarily have to be registered rights until enforced. However, based on the reclassifications, this classification has been deleted. However, we did address these issues under Item 1A risk factors, page 3 of the Amendment, under subheading: Intellectual property rights are important to our business.

12. Please provide a more detailed discussion regarding the sources of your revenue. For example, please discuss the amount of revenue produced by source, including but not limited to the amount of revenue produced by online sales. Please also clarify the percentage of your revenue obtained through wholesale sales versus sales made directly to consumers. In this regard, we note your disclosure on page 3 that you sell your photographic assets through third party galleries, art consultants and interior decorators, as well as through websites selling photography.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Response: See response to Question 4 hereunder.

13. We note your disclosure on page 12 that you have been investigating new domestic and international opportunities as well as adding new photographic image collections to your product line. To the extent possible, please provide further detail regarding these opportunities.

Response: See response to Question 5 hereunder and see also Amendment Item 1 under Subsequent Event, page 2.

Costs and Operating Expenses, page 13

14. Please disclose the nature of costs included in the cost of sales financial statement line item.

Response: See Item 2, Financial Information, under Costs and Operating Expenses, page 5 of the Amendment, which states costs of revenues primarily consist of fulfillment costs to create reproductions or images and shipping and handling expenses.

Liquidity and Capital Resources, page 14

15. Please provide disclosure regarding your ability to generate adequate amounts of cash to meet your needs for cash in both the short-term and long-term. Refer to Item 303(a)(1) of Regulation S-K.

Response: See Item 2, Financial Information, under Liquidity and Capital Resources, page 6 for year end and page 8 for the six months ended June 30, 2015 of the Amendment, which discusses the cash flow issues and questions the ability of the Company to generate adequate amounts of cash. Also see the updated risk factors - See also Item 1A risk factors, under subheading: We have a history of operating losses, page 3 of the Amendment, Amendment Item 1 under Company’s Business, page 2, and the updated year-end financials, which contains a going concern.

Summary Compensation Table, page 23

16. Please update this section to include all compensation earned by your named executive officers for each of your last two completed fiscal years. Please see Item 402(n) of Regulation S-K[.][sic]

Response: See Amendment Item 6, page 11 for the updated section.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Financial Statements, page F-1

17. Please update the financial statements and financial information included in the filing to include the year ended December 31, 2014. Refer to Rule 8-08 of Regulation S-X.

Response: See pages F-2 – F20 of the Amendment.

Audited Financial Statements

Consolidated Statements of Cash Flows, page F-6

18. Please reconcile the amounts presented as “Payments on Related Party Debt” and “Proceeds from Related Party Debt” to the amounts disclosed in Note 5 in your response to this comment.

Response: The notes to related party section has now been updated to section 7 in the Amendment at page F15, and the financials have been reinstated, which reconciles these issues.

Notes to Consolidated Financial Statements

Note 1: The Company and Significant Accounting Policies, page F-7

19. Please explain to us in detail how you accounted for the Frank Worth Reproduction Rights Agreement and Worth and Furon Purchase Agreement at the agreement execution date and subsequent to that date.

Response: See Summary of Significant Accounting policies of the Notes to the Consolidated Financial Statements, page F-9, See Section 3 of the Notes to the Consolidated Financial Statements on Reverse Merger, page F-13, and Section 5 of the Notes to the Consolidated Financial Statements on the Frank Worth Collection, which details that the estimated fair value of the Frank Worth Collection acquired in the reverse merger was determined under Level 2 inputs.

Movie Star News, LLC Acquisition, page F-8

20. Please tell us whether this is an acquisition of a business or assets and explain the basis for your determination in detail for reporting purposes referencing Rule 11-01(d) of Regulation S-X and for accounting purposes referencing ASC 805-10-20 and 805-10-55-4 through 805-10-55-9. In doing so, please tell us what assets remained with Movie Star News, LLC post acquisition.

Response: As stated earlier, and as stated under Item 1 under Business, page 2, the Company reclassified the transaction as a reverse merger.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Note 3: Accrued Expenses, page F-10

21. Please tell us the nature of the accrued Frank Worth collection expense and whether the accrued amount was expensed or capitalized. In doing so, please specify whether any internal costs were capitalized. To the extent internal costs were capitalized, please tell us the amounts and your basis for capitalizing such amounts referencing authoritative literature that supports your accounting treatment.

Response: See response to Question 19 hereunder.

Note 4: Debentures, page F-10

22. You disclose that a loss of $206,250 was recognized for debt conversion inducement. The consolidated statement of operations presents a loss of $106,250. Please reconcile these amounts for us or revise for consistency.

Response: As the financials have been reclassified due to the reverse merger, and the change in accounting firms, the year-end financials for December 31, 2013 have been restated, and as these amounts have been reconciled.

Note 5: Related Party Payables, page F-11

23. We note your disclosure that Mr. Moeller paid expenses for you resulting in related party accounts payable. Please tell us how the payment of these expenses and the resulting related party debt are reflected in the statements of cash flows referencing authoritative literature that supports your presentation.

Response: Based on the reclassification of the financial statements due to the reverse merger, and the change in accounting firms, the year-end financials for December 31, 2013 have been restated, and as such these amounts have been restated. See Section 8 of the Notes to the Consolidated Financial Statements on Related Party Transactions, page F-15 for a more detailed discussion.

Interim Financial Statements

Notes to Consolidated Financial Statements

Note 1: The Company and Significant Accounting Policies, page F-20

24. In light of the significant amount of common stock issued as compensation in the nine months ended September 30, 2014, please disclose your accounting policy for equity based payments to both employees and non-employees.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Response: The stock issuances related to MSN and Frank Worth mainly, and based on the reverse merger and the reclassification of the financial statements, we believe your concerns are addressed in the financial statements. See also our responses to Questions 3 and 19 hereunder.

Note 3: Related Party Payables, page F-24

25. Reference is made to the July 14, 2014 and July 31, 2014 conversions of an aggregate $286,195 of payables to an aggregate 8,000,000 shares resulting in no loss on settlement. Reference is also made to the disclosure in paragraph 11 on page 25 that in July 2014 an employee agreed to convert outstanding payables in the aggregate amount of $8,183 to 163,664 shares resulting in a $55,645 loss on settlement. This loss assumed a market price of $0.39 per share. Please tell us how the July 14, 2014 and July 31, 2014 conversions were accounted for including your basis for not recognizing a loss on extinguishment referencing applicable authoritative literature that supports your accounting treatment. In this regard, assuming a market price of $0.39 per share similar to the other contemporaneous conversions noted above would result in a significant loss.

Response: See our response to Question 24 hereunder.

Note 4: Stockholders’ Equity, page F-24

26. Reference is made to your disclosure on page F-25 of the August 14, 2014 issuance of 2,000,000 shares for consulting services. Please tell the measurement date of these shares referencing authoritative literature that supports your determination. Refer to ASC 505-50.

Response: These related to the MSN transaction, and based on the reclassification as a reverse merger should have been addressed thereunder.

27. Reference is made to your disclosures on page F-25 of the consulting agreements executed on February 1, 2014 and August 16, 2014. Please tell us the requisite service period over which the related non-employee compensation expenses are being recognized and the expenses recognized in the nine months ended September 30, 2014 referencing authoritative literature that supports your recognition period.

Response: These related to the MSN transaction, and based on the reclassification as a reverse merger should have been addressed thereunder.

In responding to your comments, we believe that we have addressed all of your comments/questions. Attached hereto, please also find statements from the Company that it is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments and do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

RE: Capital Art, Inc.

October 7, 2015

Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter promptly.

Very truly yours,

HOLLEY DRIGGS WALCH
FINE WRAY PUZEY & THOMPSON

/s/ Kimberly P. Stein
Kimberly P. Stein

Attachment

cc:     Client

KPS:

DECLARATION

SEAN GOODCHILD, being first duly sworn, deposes and says:

1. That I, the deponent, am the Chief Executive Officer of Capital Art, Inc. (the “Company”);

2. That pursuant to the requirements of the United States Security and Exchange Commission (“Commission”), I have duly caused the Response letter dated October 7, 2015 (“Letter”) from the Company’s counsel, Kimberly P. Stein, Esq. of the law firm of Holley Driggs Walch to be sent in response to the Commission’s March 11, 2015 letter.

3. That I have reviewed the Letter and acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Letter and in the Amendment to the Form 10-12G filed on October 2, 2015.

4. I further acknowledge on behalf of the Company that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

5. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I DECLARE under penalty of perjury under law of the State of ____ that the foregoing is true and correct.

Executed on 7 October 2015	/s/ Sean Goodchild
Date	Sean Goldchild